UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 6, 2012

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

Effective November 6, 2012, the sole shareholders of Puget Energy, Inc. ("Puget Energy") and Puget Sound Energy, Inc. ("PSE"), each appointed and elected David MacMillan to serve as a member of the Boards of Directors of Puget Energy and PSE (the "Boards"), respectively. Mr. MacMillan was appointed to replace Mark Wiseman, who resigned from the Boards effective the same day. Mr. MacMillan was selected by, and is a representative of, CPP Investment (USRE II) Inc. ("CPP"), which is a member of Puget Holdings, and was appointed and elected to the Boards pursuant to the Amended and Restated Bylaws of each of Puget Energy and Puget Sound Energy.

Mr. MacMillan is currently a non-executive director of Viridian Group Limited, a leading independent energy company in Ireland and is a board member of Potentia Solar Inc., a Toronto based solar company. With more than 25 years of Project Finance experience, Mr. MacMillan's background includes senior management positions in financial, energy and private companies. Mr. MacMillan has ten years of non-executive board experience on various energy company boards including Ontario Power Generation from 2004 to 2012 and InterGen from 2006 to 2008. From 2007-2010, he was a managing director of and then senior adviser to the private equity firm, Good Energies, a large investor in the renewable energy field.

The Boards of Puget Energy and PSE have determined that Mr. MacMillan will serve on the Audit Committees of Puget Energy and PSE, and on the Asset Management Committee of PSE.

The compensation offered to Mr. MacMillan for his service as a director, initially for a one-year term, is the same as that offered to all non-employee independent board members of the Puget Energy and PSE, pursuant to the director compensation schedule filed as Exhibit 10.44 to the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Kimberly J. Harris

Kimberly J. Harris

Dated: November 09, 2012   President and Chief Executive Officer